Exhibit 99.2

Top Win International (Nasdaq: SORA) Raises USD 10m, with Wiselink Co., Ltd. (TW: 8932) Leading the Raise as the First Taiwanese Public Company to Invest in a Bitcoin Treasury Company

August 15, 2025 - Top Win International Limited (Nasdaq: SORA) has raised USD 10 million from a group of investors, led by WISELINK CO., LTD. (TW: 8932) (“WiseLink”), marking the first Taiwanese public company in Asia to invest in a Bitcoin Treasury Company.

WiseLink’s investment is executed through a three-year convertible note, following a memorandum of understanding with TopWin and establishing a strategic capital and technology collaboration under WiseLink’s “Bitcoin + Cross-Border Finance” framework. Private investments from Chad Koehn, founder of United Capital Management of Kansas, alongside four other investors, contributed to this round.

TopWin intends to use the proceeds primarily to purchase BTC. It may also invest in listed companies with Bitcoin treasury strategies subject always to applicable regulatory requirements, and use such proceeds for working capital. TopWin has no plans to operate as an investment company or to engage primarily in the business of investing, reinvesting, or trading in securities.

About WiseLink

WiseLink Co., Ltd. (TWSE: 8932) is a Taiwan-based publicly listed company specializing in Fintech services in India and SaaS software solutions, and is a long-term strategic partner of OPPO in the Indian market. Originally established as a traditional manufacturing company in the chain production industry, WiseLink has successfully evolved into a technology-driven enterprise with a focus on scalable, high-growth sectors.

About TopWin

Top Win International Limited (Nasdaq: SORA) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, TopWin serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, TopWin has ventured into the Web3 ecosystem and digital assets will be an additional focus of its future business direction.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, proposed partnerships with third-parties, and related business transformations. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact

Top Win Corporate Communications

Email: press@topwin.com

Phone: +852 2815 7988